Stellar Biotechnologies Appoints Mark A. McPartland as Vice President of Corporate Development and Communications

PORT HUENEME, CA, (November 20, 2013) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), announced today the appointment of Mark A. McPartland as Vice President of Corporate Development and Communications.  Mr. McPartland will report to Frank Oakes, President and CEO of Stellar Biotechnologies.  Mr. McPartland will lead Stellar’s corporate development and investor-related programs including management of stakeholder relationships, commercial collaborating, capital markets strategy, external communications, media relations, and public affairs.  Additionally, he will collaborate in the development of corporate strategy and serve as primary point of contact to the investment community.

Mr. McPartland joins Stellar with over 16 years experience in business development, capital markets advisory, corporate communications and C-suite consulting.  Prior to joining Stellar, he served as Senior Vice President at MZ Group, a subsidiary of @titude Global, the world’s largest independent global investor relations (“IR”) consulting firm.  For the past year, MZ Group has served as Stellar’s IR consulting agency and Mr. McPartland was the key liaison with senior management and the company’s stakeholders.

Mr. McPartland’s background includes guiding the development and execution of corporate strategy for private and public companies at all stages of their commercial evolution, including early- and mid-stage biopharmaceutical entities.  His experience prior to MZ Group includes Vice President and Partner at Alliance Advisors, LLC where he specialized in the implementation of capital markets strategy, market positioning and financial communications; and Regional Vice President of Hayden Communications, Inc. where he led investor relations and corporate communications programs for micro and small cap companies.  Mr. McPartland holds a B.S. in Business Administration and Marketing from Coastal Carolina University.

“Mark joins Stellar at an exciting growth phase for the Company,” said Frank Oakes, Stellar’s President and CEO.  “We are poised to execute on multiple goals and Mark’s experience is ideal for establishing the strong collaborations and broad exposure we will need in the capital markets, and among commercial partners and shareholders.”

Mark McPartland said, “I’ve had the great pleasure to work closely with Stellar for the past year and seen first-hand how the Company’s core KLH technology is a gateway to so many strategic opportunities.  I am very keen to build on the foundation already established and help guide Stellar’s future success.  I am honored to be a part of such a dynamic and passionate team.”

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (US OTCQB: SBOTF) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

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Company Contacts:

Frank Oakes

President and CEO
Phone +1 (805) 488-2800

investorrelations@stellarbiotech.com

Mark A. McPartland
Vice President of Corporate Development and Communications
Phone: +1 (805) 488-2800
markmcp@stellarbiotech.com
www.stellarbiotech.com

Forward Looking Statements

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.